

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2023

David H. Watson
Chief Executive Officer
Argan, Inc.
One Church Street
Suite 201
Rockville, MD 20850

> **Re: Argan, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 1, 2023**
> **File No. 001-31756**

Dear David H. Watson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program